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CHRISTOPHER DOTSON christopher.dotson@dechert.com +1 617 728 7114 Direct

April 23, 2021

VIA EDGAR

Christopher Bellacicco

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549-4644

Re:	Goldman Sachs Trust (the “Registrant”)

SEC File Nos. 033-17619 and 811-05349

Post-Effective Amendment No. 833 to the Registration Statement on Form N-1A

Dear Mr. Bellacicco,

This letter responds to the comments you provided to Brenden Carroll of Dechert LLP and me in a telephonic discussion on April 2, 2021 with respect to your review of Post-Effective Amendment No. 833 to the Registrant’s registration statement filed with the U.S. Securities and Exchange Commission (“SEC”) on February 17, 2021. Post-Effective Amendment No. 833 was filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended for the purpose of: (i) incorporating disclosure related to the appointment of CoreCommodity Management, LLC (“CoreCommodity”) as sub-adviser to the Goldman Sachs Commodity Strategy Fund (the “Fund”) and the assumption by CoreCommodity of responsibility for managing the Fund’s portfolio, and (ii) making certain related changes to the description of the Fund’s principal investment strategy. We have reproduced your comments below, followed by the Registrant’s responses. Capitalized terms have the meanings attributed to such terms in the registration statement.

1.

Comment: Please respond to our comments in writing and file as correspondence on EDGAR. Where a comment asks for revised disclosure or revisions are contemplated by your response, please provide draft disclosure with your letter. Please allow us sufficient time to review your responses prior to filing your 485(b). Some of our comments may apply to multiple locations in your registration statement. For brevity, we have not repeated our comments. Please consider whether our comments apply to multiple funds or similar disclosure is made elsewhere in your documents and revise accordingly.

Response: We acknowledge the comments and have addressed them accordingly.

2.

Comment: Within the Fund’s “Principal Strategy” it states that the Fund may “invest in … master limited partnerships”. Accordingly, please consider whether “Master Limited Partnership Risk” should be included as a principal risk of the Fund.

Response: The Fund does not intend to invest in master limited partnerships as part of its principal investment strategy. Accordingly, the Fund’s principal strategy disclosure will be revised to remove references to master limited partnerships.

3.

Comment: Within the Fund’s “Principal Strategy” it states that the Fund’s “Sub-Adviser will take various factors into account … such as … proprietary models developed by the Sub-Adviser.” Accordingly, please consider whether risk disclosure on the use of models should be included as a principal risk of the Fund.

Response: The Fund does not consider the risks related to proprietary models to rise to the level of a principal risk of the Fund. Accordingly, the Fund respectfully declines to incorporate this comment.

4.

Comment: Within the Fund’s “Principal Strategy” it states that the Fund may invest in mortgage-backed securities. Accordingly, please consider whether “Mortgage Backed and Other Asset Backed Securities” should be included as a principal or additional risk of the Fund.

Response: The Fund does not intend to invest in mortgage-backed securities as part of its principal investment strategy. Accordingly, the Fund’s principal strategy disclosure will be revised to remove references to mortgage-backed securities.

5.	Comment: Please re-order the principal risks of the Fund in order of importance rather than alphabetically.

Response: The Fund respectfully declines to make the requested change. The Fund is not aware of any requirement in Form N-1A that a fund’s principal risks be set forth in any particular order, and the Fund believes that the current disclosure adequately and clearly describes the principal risks of investing in the Fund. In addition, the importance of each risk will change over time, based on a variety of economic, market and other factors. Furthermore, the Fund respectfully notes that the following disclosure is included with respect to the Fund at the beginning of the Fund’s “Summary—Principal Risks” section of its prospectus:

The Fund’s principal risks are presented below in alphabetical order, and not in the order of importance or potential exposure.

6.

Comment: Within the Fund’s “Principal Risks of the Fund” under “Foreign Risk” the Fund previously included risk disclosure on currency exchange rate fluctuations. If this is no longer a concern please explain supplementally.

Response: The Fund has revised the disclosure to include references to currency exchange rate fluctuations.

7.

Comment: Within the Fund’s “Principal Risks of the Fund” under “Liquidity Risk” the Fund states that, “These risks may be more pronounced in connection with the Fund’s investments in securities of issuers located in emerging market countries.” Please confirm whether the Fund intends to invest in emerging markets countries or update accordingly to remove the reference.

Response: The Fund confirms that it does not intend to invest in emerging market countries as part of its principal investment strategy and will revise the “Liquidity Risk” disclosure accordingly.

*    *    *    *    *    *     *

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at 617.728.7114 if you wish to discuss this correspondence further.

Sincerely,

/s/ Christopher Dotson

Christopher Dotson

cc:	Brenden P. Carroll, Dechert LLP

Lindsey Edwards, Goldman Sachs Asset Management, L.P.